Exhibit 99.2

NICE Investigate Helps British Transport Police Streamline Management of Digital
Evidence and Investigations to Keep UK Railways Safe from Crime

Part of NICE’s Evidencentral Platform, NICE Investigate is helping British Transport Police remove obstacles which slow the collection and sharing of digital evidence

Hoboken, N.J., May 4, 2022 – NICE (Nasdaq: NICE) today announced that the British Transport Police (BTP) is leveraging the NICE Investigate digital evidence management solution to drive digital transformation across its operations and help keep UK railways safe from crime. Using NICE Investigate, BTP is streamlining the nationwide flow of digital evidence needed for investigations and charging decisions. As a national police force covering England, Scotland and Wales, BTP’s 3,500 police officers has policing oversight for over 3,000 stations and 10,000 miles of track, which facilitate an estimated 1.7 billion passenger journeys annually.

Because it overlays and integrates with other digital evidence systems, NICE Investigate enables BTP investigators to collect and manage the vast majority of their digital evidence through a single login. BTP Police will leverage NICE Investigate’s ability to ingest data from a multitude of systems, including RMS, computer aided dispatch, body worn video, 999 emergency call audio, mobile phone and forensic information, public appeals, interview recordings and more. Digital evidence can also be shared with the Crown Prosecution Services through a completely electronic process for faster charging decisions.

Chris Wooten, Executive Vice President, NICE, said, “Crime solving increasingly relies on digital evidence, but a lot of time and effort is wasted getting digital evidence into the hands of investigators. Part of our Evidencentral platform, NICE Investigate is helping BTP and forces around the world remove the obstacles around collecting and sharing digital evidence so they can get to the truth faster.”

Russell Holloway, Senior Project Manager for Digital Policing, British Transport Police stated, “Our aim is to provide every BTP officer with everything needed for investigations, all in one place. NICE Investigate is at the heart of everything we’re doing in relation to managing our digital evidence ecosystem moving forward.”

BTP investigators can also receive external digital evidence, such as CCTV video much faster. Since the inception of rail travel in the UK, BTP has worked alongside train operating companies (TOCs) to combat crime. BTP officers send out an average of 50,000 requests for digital evidence annually. Using NICE Investigate, BTP officers can now request and receive CCTV video evidence within hours rather than days, through a fully electronic process. Today, 90 percent of the footage needed for investigations is securely and efficiently received in this manner.

Holloway added, “We really appreciate how NICE has streamlined the process of obtaining digital evidence. We no longer need to wait for discs to arrive to upload and view video. Additionally, we can share video with the Crown Prosecution Service through a completely digital process earlier in a case, which ensures swifter justice.”

To learn more about NICE Investigate and our full Evidencentral platform:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the British Transport Police
British Transport Police (BTP) is one of the world's oldest police forces and one of only two national police forces in England, Scotland and Wales. Headquartered in Camden, London, BTP is responsible for policing the railways, London Underground, Docklands Light Railway, the Midland Metro tram system, Croydon Tramlink, Tyne and Wear Metro, Glasgow Subway and the Emirates Airline. With over 5000 police officers and staff, BTP has policing oversight for UK railways that service over 6 million customers daily and encompass 10,000 miles of track and over 3,000 railway stations and depots.

NICE Public Safety & Justice
With over 3,000 customers and 30 years’ experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement, to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give everyone a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com/evidencentral

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.